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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Hoku Scientific, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

434712 10 5 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 434712 10 5

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Dustin M. Shindo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,800,000* 6. Shared Voting Power 0 7. Sole Dispositive Power 4,800,000* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 29.4%
12.	Type of Reporting Person (See Instructions) IN

*	Represents shares held in the Dustin M. Shindo Trust dated September 23, 2005 (the “Trust”). Mr. Shindo is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust. Includes 250,000 shares to be transferred to the Lisa A. Shindo Trust dated September 23, 2005, subsequent to December 31, 2005, pursuant to a domestic relations order dated December 27, 2005.

Page 2 of 6 pages

CUSIP No. 434712 10 5

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Dustin M. Shindo Trust dated September 23, 2005
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 4,800,000* 6. Shared Voting Power 0 7. Sole Dispositive Power 4,800,000* 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 29.4%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 6 pages

Item 1.	(a)	Name of Issuer Hoku Scientific, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1075 Opakapaka Street, Kapolei, HI 96707

Item 2.	(a)	Name of Person Filing Dustin M. Shindo Dustin M. Shindo Trust dated September 23, 2005

	(b)	Address of Principal Business Office or, if none, Residence c/o Hoku Scientific, Inc. 1075 Opakapaka Street, Kapolei, HI 96707

	(c)	Citizenship Dustin M. Shindo United States of America
Dustin M. Shindo Trust dated September 23, 2005 Hawaii

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 434712 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 6 pages

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: Dustin M. Shindo 4,800,000* Dustin M. Shindo Trust dated September 23, 2005 4,800,000*

(b) Percent of Class: Dustin M. Shindo 29.4% Dustin M. Shindo Trust dated September 23, 2005 29.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Dustin M. Shindo 4,800,000* Dustin M. Shindo Trust dated September 23, 2005 4,800,000*

(ii) Shared power to vote or to direct the vote: Dustin M. Shindo 0 Dustin M. Shindo Trust dated September 23, 2005 0

(iii) Sole power to dispose or to direct the disposition of: Dustin M. Shindo 4,800,000* Dustin M. Shindo Trust dated September 23, 2005 4,800,000*

(iv) Shared power to dispose or to direct the disposition of: Dustin M. Shindo 0 Dustin M. Shindo Trust dated September 23, 2005 0

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of a Group Not applicable.

Item 10.	Certification Not applicable.

*	Represents shares held in the Dustin M. Shindo Trust dated September 23, 2005 (the “Trust”). Mr. Shindo is the trustee of the Trust and is deemed to have beneficial ownership of the shares held by the Trust. Includes 250,000 shares to be transferred to the Lisa A. Shindo Trust dated September 23, 2005, subsequent to December 31, 2005, pursuant to a domestic relations order dated December 27, 2005.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Dustin M. Shindo
Dustin M. Shindo

DUSTIN M. SHINDO TRUST DATED SEPTEMBER 23, 2005

By:	/s/ Dustin M. Shindo
Dustin M. Shindo, Trustee

Page 6 of 6 pages